BML Capital Management, LLC

65 E Cedar, Suite 2, Zionsville, IN 46077

February 24, 2025

Board of Directors and Shareholders
Aadi Biosciences, Inc.
17383 Sunset Boulevard Suite A250
Pacific Palisades, CA 90272

Dear Board Members and Fellow Shareholders,

Aadi Bioscience’s Board of Directors has recently issued two letters extolling the virtues of the proposals they’re asking shareholders to approve on February 28th. What the Board doesn’t mention in either letter is that it turned down an offer that was far superior to what it’s asking us to vote in favor of - one that would have instantly doubled the stock price instead of diluting us all by over 60% at a terrible price.
Here's what the Board didn’t mention in either letter, but is buried deep within the 1/31/25 proxy statement:
On October 17, 2024, the Aadi Board had an offer in hand from Kraken to buy the entire company. The initial bid valued Aadi’s FYARRO business at $80 million on a “cash-free, debt-free” basis. Combined with estimated excess cash of between $40 and $50 million, the offer amounted to between $4.38 and $4.74 per share.
The Kraken Bid was raised by $20 million in December, or about $0.74 per share, meaning that if the Board had accepted Kraken’s offer to buy the entire company, we’d be getting somewhere between $5.12 and $5.48 per share in cash in the very near future – no dilution, no risky pre-clinical assets.
But of course, that’s not what they chose, and instead the Board is asking us to approve the $100 million sale of FYARRO as an asset sale so it can retain 100% of the proceeds and use the capital to partially fund the in-licensing of three pre-clinical molecules from China. By the company’s own admittance, these drugs won’t be ready for the clinic for another 12 to 24 months. After that, it’ll take another several years of late-stage trials, cash burn likely in the $100’s of millions, and some luck before these drugs generate a penny of revenue.
That’s not all.  Instead of accepting over $5 in a sale, the Board is asking shareholders to approve the issuance of 41.66 million shares and pre-funded warrants at a price of $2.40, or less than half of what Kraken offered to pay us. You read that right. Management is asking you to approve a deal that dilutes your percentage holding by over 60% (current 100% ownership goes to about 39%) by selling shares and pre-funded warrants (some to insiders) at less than half what we could have gotten had the Board just sold the entire company.
In summary, here are the facts you should consider when casting your vote:
There was a deal on the table that would have returned over $5 per share to shareholders had the Board decided to do the right thing and maximize shareholder value. Instead of opting for the superior deal, the Board is asking us to approve the sale of FYARRO as an asset sale where we won’t see a penny of the $100 million in proceeds, then dilute ourselves by over 60% through the sale of 41.66 million shares and pre-funded warrants at a bargain price of $2.40 so the company can take a shot at developing three drugs that won’t be in the clinic for perhaps two years.
BML is emphatically voting “NO” to all proposals and believes other self-interested shareholders should do the same.

Regards,
Braden M. Leonard